OLD WESTBURY FUNDS, INC.

                            Edgewood Services, Inc.
                           Federated Investors Tower
                      Pittsburgh, Pennsylvania 15222-3779

                                 (412) 288-8160


                               November 25, 1996



EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549


    RE:   OLD WESTBURY FUNDS, INC. - CIK No. 909994
          Request for Withdrawal of Amendment to
          Registration Statement on Form N-1A
          1933 Act File No. 33-66528


     On behalf of Old Westbury Funds, Inc. (the `Corporation''), I hereby submit this application for withdrawal of Post-Effective Amendment No. 4 filed on November 18, 1996, under the Securities Act of 1933 (the `Act'') to the Corporation's Registration Statement on
Form N-1A.
     The Amendment is being withdrawn because it was inadvertently filed with the incorrect signature page. The Corporation intends to re-file the Amendment to correct this error pursuant to Rule 485(a) of the Act. Please issue an order with respect to this application for withdrawal at the earliest date the Staff deems appropriate.

     Pursuant to the requirements of Rule 477(a) of the Act, this application for withdrawal of the Amendment has been signed by the Secretary of the Corporation this 25th day of November, 1996.

     If you have any questions regarding this application for withdrawal, please contact Cathy C. Ryan, Compliance Specialist, at (412) 288-8116.

                                   Very truly yours,



                                   /s/ C. Grant Anderson
                                       C. Grant Anderson
                                       Secretary